Exhibit 99.1
ASML reports €18.6 billion net sales and €5.9 billion net income in 2021
Sales growth of around 20% expected for 2022

VELDHOVEN, the Netherlands, January 19, 2022 – today ASML Holding NV (ASML) has published its 2021 fourth-quarter and full-year results.

•Q4 net sales of €5.0 billion, gross margin of 54.2%, net income of €1.8 billion
•Q4 net bookings of €7.1 billion2
•2021 net sales of €18.6 billion, gross margin of 52.7%, net income of €5.9 billion
•ASML expects Q1 2022 net sales between €3.3 billion and €3.5 billion and a gross margin of around 49%
•Approximately €2 billion worth of sales that are expected to ship in the first quarter are not included in this number, and will be recognized in subsequent quarters after formal customer acceptance tests are completed in the field
•ASML expects 2022 net sales to grow around 20% compared to 2021. The expected impact of the fire in part of a building at our Berlin site is included in this. Based on our current insights, we believe we can manage the consequences of this fire without significant impact on our system output for 2022
•ASML intends to declare a total dividend over 2021 of €5.50 per ordinary share (100% increase compared to previous year)

(Figures in millions of euros unless otherwise indicated)	Q3 2021	Q4 2021	FY 2020	FY 2021
Net sales	5,241	4,986	13,979	18,611
...of which Installed Base Management sales [1]	1,130	1,522	3,662	4,958

New lithography systems sold (units)	72	72	236	286
Used lithography systems sold (units)	7	10	22	23

Net bookings [2]	6,179	7,050	11,292	26,240

Gross profit	2,711	2,701	6,798	9,809
Gross margin (%)	51.7	54.2	48.6	52.7

Net income	1,740	1,774	3,554	5,883
EPS (basic; in euros)	4.27	4.39	8.49	14.36

End-quarter cash and cash equivalents and short-term investments	4,456	7,590	7,351	7,590
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our fourth-quarter net sales came in at €5.0 billion which is within our guidance. The gross margin of 54.2%, is higher than guided due to strong Installed Base revenue. Our fourth-quarter net bookings came in at €7.1 billion, including €2.6 billion from 0.33 NA and 0.55 NA EUV systems.

"The total net sales for the year was €18.6 billion, including €6.3 billion from 42 EUV systems. For ASML, 2021 was a strong growth year in a dynamic environment.

"We experience higher demand for our systems than our production capacity can accommodate. Very strong demand in end markets puts pressure on our customers for more wafer output. In order to support our customers, we are providing them with high-productivity upgrade solutions for their installed base, and we are reducing cycle time in our factory to ship more systems. One way to reduce cycle time is through a fast shipment process that skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity.

"ASML expects first-quarter net sales between €3.3 billion and €3.5 billion with a gross margin of around 49%. ASML expects R&D costs of around €760 million and SG&A costs of around €210 million. The lower net sales guidance for the first quarter is due to a significant number of fast shipments, translating to approximately €2 billion of expected revenue shift from the first quarter to subsequent quarters. Looking at the full year – even taking into account our current expectation of fast-shipment-related revenue shifts of six EUV systems into 2023 – we expect a revenue growth of around 20%," said ASML President and Chief Executive Officer Peter Wennink.

Products and business highlights
•In our EUV business, we received one order for the TWINSCAN EXE:5000 in the fourth quarter. We already received four orders in 2018.

Early 2022, we received the first order for the next generation, TWINSCAN EXE:5200, marking the next step on the path to 0.55 NA EUV introduction.

•In our DUV business, the XT:860N was shipped to its first customer at the end of 2021. This KrF system offers improved performance and a lower cost per exposure.

In 2022 we will add KrF to the NXT platform with the introduction of the NXT:870, allowing us to make a significant step in productivity and cost of ownership, building on the existing experience on this platform in ArFi and ArF dry.

•In our Applications business, shipment of the first eScan1100 multibeam inspection system designed for high-volume manufacturing is planned in the coming weeks. With 25 beams (5x5), we expect the eScan1100 to increase throughput up to 15 times compared to single e-beam inspection tools for targeted in-line defect inspection applications.

Dividend proposal and share buyback program update
ASML intends to declare a total dividend in respect of 2021 of €5.50 per ordinary share. Recognizing the interim dividend of €1.80 per ordinary share paid in November 2021, this leads to a final dividend proposal to the General Meeting of €3.70 per ordinary share. The total 2021 dividend is a 100% increase compared to the 2020 total dividend of €2.75 per ordinary share.

As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and regularly timed share buybacks, ASML executes a share buyback program which started on July 22, 2021, and is to be closed by December 31, 2023. As part of this program, ASML intends to repurchase shares up to an amount of €9 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. In the fourth quarter, we purchased around €2.5 billion of shares under the current program.
The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 29, 2021, and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Brittney Wolff Zatezalo +1 408 483 3207	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

Quarterly video interview, press conference and investor call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2021 fourth-quarter and full-year results and outlook for 2022. This video and the transcript can be viewed on www.asml.com.

CEO Peter Wennink and CFO Roger Dassen will host a virtual press conference in Veldhoven on January 19, 2022, at 11:00 Central European Time, which will be accessible via live webcast on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on January 19, 2022 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 32,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2021, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and twelve months ended December 31, 2021 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concerns the capitalization of certain product development costs and accounting for income taxes.

2021 Annual Reports
ASML will publish its 2021 Annual Report based on US GAAP and its 2021 Annual Report based on IFRS on February 9, 2022. The reports will be published on our website, www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology, industry and business environment trends, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, bookings, expected growth in net sales, revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate, expected revenue recognition, including estimates of revenue to be recognized in periods after shipment, expected shipments and performance expectation of new products, the expected impact of the fire at our Berlin site, plans and strategies, customer demand and plans to support customers, ESG strategy, statements with respect to dividends and share buybacks and financial policy including the total dividend for 2021 and statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of the fire at our facility in Berlin on our production, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production, risks relating to supply chain capacity and logistics, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.